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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. ___________)*


                                  PixTech, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   72583K 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


 Yves Morel, Avenue Olivier Perroy, 13790 Rousset, France, 011-33-4-42-29-10-00
--------------------------------------------------------------------------------
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)


                                OCTOBER 15, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72583K 10 9           SCHEDULE 13D


   1.     Names of Reporting Persons
          I.R.S. Identification Nos. of above persons (entities only)

          Unipac Optoelectronics Corporation
          ---------------------------------------------------------------------

   2.     Check the Appropriate Box if a Member of a Group          (a)   [   ]
          (See Instructions)                                        (b)   [   ]

          ---------------------------------------------------------------------

   3.     SEC Use Only

          ---------------------------------------------------------------------

   4.     Source of Funds (See Instructions)

          WC
          ---------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)

          ---------------------------------------------------------------------

   6.     Citizenship or Place of Organization

          Taiwan, Republic of China
          ---------------------------------------------------------------------

                        7.     Sole Voting Power
  Number of                    12,427,146
   Shares              --------------------------------------------------------
 Beneficially           8.     Shared Voting Power
  Owned by                     0
    Each               --------------------------------------------------------
  Reporting             9.     Sole Dispositive Power
 Person With                   12,427,146
                       --------------------------------------------------------
                        10.    Shared Dispositive Power
                               0
                       --------------------------------------------------------

  11.     Aggregate Amount Beneficially Owned by Each Reporting Person

          12,427,146
          ---------------------------------------------------------------------

  12.     Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares:
          (See discussion in Items 2 and 5 below)                 [X]
          ---------------------------------------------------------------------

  13.     Percent of Class Represented by Amount in Row (11)

          34.5%
          ---------------------------------------------------------------------

  14.     Type of Reporting Person (See Instructions)

          CO
          ---------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

(a) The title of the class of equity securities to which this statement relates is Common Stock.

(b) The name and address of the principal executive offices of the issuer of such securities is: PixTech, Inc. ("PixTech"), Avenue Olivier Perroy, 13790 Rousset, France.



ITEM 2.  IDENTITY AND BACKGROUND.

      This statement is being filed by Unipac Optoelectronics Corporation ("Unipac"). A separate filing pursuant to Regulation 13D of the Securities Exchange Act of 1934 (the "1934 Act") will be filed by United Microelectronics Corporation ("UMC") with respect to these shares. UMC owns approximately 40.7% of Unipac's outstanding shares. Several persons serve as directors on both the boards of directors of UMC and Unipac, including Robert Tsao, who serves as Chairman of both companies. Mr. Chia-Tsung Stan Hung also serves as the CFO of both companies.

      UMC and Unipac exist as separate and independent corporate entities, and the two companies have separate and distinct management teams. Their investment decisions are made independently, and their clients are generally different organizations. The shares to which this statement relates are owned directly by Unipac.

      Unipac and UMC are of the view that they are not acting as a "group" for purposes of Section 13(d) under the 1934 Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the shares held by the other corporation need not be aggregated for purposes of Section 13(d). However, Unipac is making the disclosures herein with respect to UMC on a voluntary basis.

(a)  Name of Person Filing: Unipac Optoelectronics Corporation.

(b) Address of Principal Business Office: No.5, Li-Hsin Road 6, Science-Based Industrial Park, Hsin-Chu City, Taiwan, R.O.C.

(c) Principal Business: Design, development and manufacture of TFT displays and related hardware and software.

(d) Criminal Proceedings: During the last five years, neither Unipac nor any executive officer or director of Unipac has been convicted in any criminal proceeding.

(e) Civil Proceedings: During the last five years, neither Unipac nor any executive officer or director of Unipac has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)  Place of Organization:  Taiwan, Republic of China.

Attached hereto as Appendix A is information required by this Item 2 with respect to the executive officers and directors of Unipac.



The following information is provided pursuant to Instruction C of this
Statement:

(a)  Name of Person:  United Microelectronics Corporation ("UMC").

(b) Address of Principal Business: 13 Innovation Road I, Science-Based Industrial Park, Hsin-Chu City, Taiwan, R.O.C.

(c) Principal Business: Manufacturer of semiconductor wafers.

(d) Criminal Proceedings: During the last five years, neither UMC nor any executive officer or director of UMC has been convicted in any criminal proceeding.

(e) Civil Proceedings: During the last five years, neither UMC nor any executive officer or director of UMC has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)  Place of Organization:  Taiwan, Republic of China.

Attached hereto as Appendix B is information required by this Item 2 with respect to the executive officers and directors of UMC.



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Unipac used US$20,000,000 in Unipac working capital to purchase 12,427,146 shares of the common stock of PixTech, Inc.

ITEM 4.  PURPOSE OF TRANSACTION.

Unipac invested in Pixtech shares as a means to strengthen the business relationship between the parties as well as for investment purposes. In particular, Unipac has been working with Pixtech for years and is one of the sites for the mass production of Pixtech products. As a result, Unipac wished to be in a position to share in the benefits as Unipac's production expertise aides in the Pixtech business. Unipac presently holds the Securities as an investment. Depending upon Unipac's evaluation of market conditions, market price, alternative investment opportunities, liquidity needs and other factors, Unipac may from time to time explore opportunities for liquidating all or a portion of the Securities, through one or more sales pursuant to public or private offerings or otherwise. Unipac may determine to retain all or some portion of the Securities as an investment or for the purposes of the relationship between Pixtech and Unipac.

ITEM 5.  INTEREST IN SECURITIES OF PIXTECH.

     Reference is made to Item 2 for a disclaimer of beneficial ownership with respect to the securities which are "beneficially owned" by the other corporation. The number of shares indicated in this Item 5 does not include 1,111,111 shares of Pixtech common stock directly owned by UMC, which was acquired at an earlier transaction.

(a) Number of Shares Beneficially owned: Unipac beneficially owns 12,427,146 shares of PixTech Common Stock.

     Percent of Class: 34.5% (based upon the number of shares of PixTech Common Stock outstanding reported as of November 4, 1999 in PixTech's Preliminary Proxy Statement).

(b) Number of shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition: 12,427,146.

(c) Other than the transaction described herein, Unipac has not effected any transactions in the class of securities reported on during the past sixty days.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

(e) Not applicable.



ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT

TO SECURITIES OF PIXTECH.

Not applicable.



ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1: Common Stock Purchase Agreement dated October 6, 1999 between Unipac Optoelectronics Corporation and PixTech, Inc.

                                                                   WORKING DRAFT

                                   APPENDIX A



               DIRECTORS OF UNIPAC OPTOELECTRONICS CORPORATION

The following is a list of all members of the Board of Directors of Unipac Optoelectronics Corporation, Inc. All directors are citizens of The Republic of China.

DIRECTORS

Name: Robert H.C. Tsao

Business Address: United Microelectronics Corporation, 13 Innovation Road I, Science-Based Industrial Park, Hsin-Chu City, Taiwan, R.O.C.

Principal Occupation:  Chairman, United Microelectronics Corporation

Name, principal business and address of corporation or other organization on which employment is conducted: United Microelectronics Corporation, 13 Innovation Road I, Science-Based Industrial Park, Hsin-Chu City, Taiwan, R.O.C.



Name: John Hsuan / Ing-Dar Liu

Business Address: United Microelectronics Corporation, 13 Innovation Road I, Science-Based Industrial Park, Hsin-Chu City, Taiwan, R.O.C.

Principal Occupation: Chief Executive Officer/Chief of Operation Officer of United Microelectronics Corporation

Name, principal business and address of corporation or other organization on which employment is conducted: United Microelectronics Corporation, 13 Innovation Road I, Science-Based Industrial Park, Hsin-Chu City, Taiwan, R.O.C.



Name: Hsing-Chien Tuan

Business Address: Unipac Optoelectronics Corporation, No.5, Li-Hsin Road 6, Science-Based Industrial Park, Hsin-Chu City, Taiwan, R.O.C.

Principal Occupation:  President, Unipac Optoelectronics Corporation

Name, principal business and address of corporation or other organization on which employment is conducted: Unipac Optoelectronics Corporation, No.5, Li-Hsin Road 6, Science-Based Industrial Park, Hsin-Chu City, Taiwan, R.O.C.



Name: C. Y. Chen

Business Address: Chiao Tung Bank, 5F, 91, Heng Yang Rd., Taipei, Taiwan

Principal Occupation: Manager, Chiao Tung Bank

Name, principal business and address of corporation or other organization on which employment is conducted: Chiao Tung Bank, 5F, 91, Heng Yang Rd., Taipei, Taiwan



Name: Theodore M.H. Huang

Business Address: 1568, Sec.1, Chung Shan Rd., Kung Yin, Tao Yuang Taiwan

Principal Occupation: Chairman

Name, principal business and address of corporation or other organization on which employment is conducted: TECO Information Systems Co., Ltd., 1568, Sec.1, Chung Shan Rd., Kung Yin, Tao Yuang Taiwan



Name: C. Y. Wang

Business Address: 6F, 232, Pa Teh Rd., Sec.2, Taipei, Taiwan

Principal Occupation: Manager

Name, principal business and address of corporation or other organization on which employment is conducted: Central Investment Holding Co., Ltd., 6F, 232, Pa Teh Rd., Sec.2, Taipei, Taiwan

Name: M.H. Hung

Business Address: 10F, 57, Po I Rd., Taipei, Taiwan

Principal Occupation:  Chairman

Name, principal business and address of corporation or other organization on which employment is conducted: National Finance Corporation, Ltd., 10F, 57, Po I Rd., Taipei, Taiwan



Name: Cheng Xin Technology Development Corp.

Business Address: 5F, 143, Min Sheng E. Rd., Sec.2, Taipei, Taiwan

Principal Occupation:  President

Name, principal business and address of corporation or other organization on which employment is conducted: Cheng Xin Technology Development Corp., 5F, 143, Min Sheng E. Rd., Sec.2, Taipei, Taiwan



Name: David Su

Business Address: Unipac Optoelectronics Corporation, No.5, Li-Hsin Road 6, Science-Based Industrial Park, Hsin-Chu City, Taiwan, R.O.C.

Principal Occupation: Vice-President of Product Development of Unipac Optoelectronics Corporation

Name, principal business and address of corporation or other organization on which employment is conducted: Unipac Optoelectronics Corporation, No.5, Li-Hsin Road 6, Science-Based Industrial Park, Hsin-Chu City, Taiwan, R.O.C.



Name: Fan Luo

Business Address: Unipac Optoelectronics Corporation, No.5, Li-Hsin Road 6, Science-Based Industrial Park, Hsin-Chu City, Taiwan, R.O.C.

Principal Occupation: Vice-President of Technology Development of Unipac Optoelectronics Corporation

Name, principal business and address of corporation or other organization on which employment is conducted: Unipac Optoelectronics Corporation, No.5, Li-Hsin Road 6, Science-Based Industrial Park, Hsin-Chu City, Taiwan, R.O.C.

Name: Sherman Shen

Business Address: Unipac Optoelectronics Corporation, No.5, Li-Hsin Road 6, Science-Based Industrial Park, Hsin-Chu City, Taiwan, R.O.C.

Principal Occupation: Vice-President of Production of Unipac Optoelectronics Corporation

Name, principal business and address of corporation or other organization on which employment is conducted: Unipac Optoelectronics Corporation, No.5, Li-Hsin Road 6, Science-Based Industrial Park, Hsin-Chu City, Taiwan, R.O.C.



Name: Steve Wang

Business Address: Unipac Optoelectronics Corporation, No.5, Li-Hsin Road 6, Science-Based Industrial Park, Hsin-Chu City, Taiwan, R.O.C.

Principal Occupation: Vice-President of Sales and Marketing Unipac Optoelectronics Corporation

Name, principal business and address of corporation or other organization on which employment is conducted: Unipac Optoelectronics Corporation, No.5, Li-Hsin Road 6, Science-Based Industrial Park, Hsin-Chu City, Taiwan, R.O.C.

            EXECUTIVE OFFICERS OF UNIPAC OPTOELECTRONICS CORPORATION


The following is a list of all executive officers of Unipac Optoelectronics Corporation , excluding executive officers who are also directors. All executive officers are citizens of The Republic of China.

POSITION     NAME                                ADDRESS
--------     ----                                -------
Vice         Steve Wang                          No.5, Li-Hsin Road 6,
President                                        Science-Based Industrial Park,
of Sales                                         Hsin-Chu City, Taiwan, R.O.C.
and
Marketing


Chief        Chia-Tsung Stan Hung                3F, No. 76, Sec 2, Tun-Hwa S. Rd.,
Financial                                        Taipei, Taiwan, R.O.C.
Officer

                                   APPENDIX B



                DIRECTORS OF UNITED MICROELECTRONICS CORPORATION



The following is a list of all members of the Board of Directors of United Microelectronics Corporation. All directors are citizens of the Republic of China.

Name: Robert H.C. Tsao

Business Address: 13 Innovation Road I, Science-Based Industrial Park, Hsin-Chu City, Taiwan

Principal Occupation: Chairman

Name, principal business and address of corporation or other organization on which employment is conducted: United Microelectronics Corporation, 13 Innovation Road I, Science-Based Industrial Park, Hsin-Chu City, Taiwan



Name: John Hsuan

Business Address: 13 Innovation Road I, Science-Based Industrial Park, Hsin-Chu City, Taiwan

Principal Occupation: Chief Executive Officer, UMC Group

Name, principal business and address of corporation or other organization on which employment is conducted: United Microelectronics Corporation, 13 Innovation Road I, Science-Based Industrial Park, Hsin-Chu City, Taiwan



Name: C.J. Liang

Business Address: No. 91 Hen-Yang Rd, Taipei, Taiwan

Principal Occupation: Chairman

Name, principal business and address of corporation or other organization on which employment is conducted: Chiao Tung Bank, No. 91 Hen-Yang Rd, Taipei, Taiwan

Name: Donald Brooks

Business Address: 3F, No. 76, Sec 2, Tun-Hwa S. Rd, Taipei, Taiwan, R.O.C.

Principal Occupation: Board Member

Name, principal business and address of corporation or other organization on which employment is conducted: Hsun-Chieh Investment Corp., 3F, No. 76, Sec 2, Tun-Hwa S. Rd, Taipei, Taiwan, R.O.C.



Name: Ing Dar Liu

Business Address: 13 Innovation Road I, Science-Based Industrial Park, Hsin-Chu City, Taiwan

Principal Occupation: Chief of Operation Officer, UMC Group

Name, principal business and address of corporation or other organization on which employment is conducted: United Microelectronics Corporation, 13 Innovation Road I, Science-Based Industrial Park, Hsin-Chu City, Taiwan



Name: Peter T.C. Chang

Business Address: United Microelectronics Corporation, 13 Innovation Road I, Science-Based Industrial Park, Hsin-Chu City, Taiwan

Principal Occupation: Chief Executive Officer Foundry Operations, UMC

Name, principal business and address of corporation or other organization on which employment is conducted: Hsun-Chieh Investment Corp., 3F, No. 76, Sec 2, Tun-Hwa S. Rd, Taipei, Taiwan, R.O.C.



Name: Jing-Shan Aur

Business Address: United Microelectronics Corporation, 13 Innovation Road I, Science-Based Industrial Park, Hsin-Chu City, Taiwan

Principal Occupation: Chief Administrative Officer

Name, principal business and address of corporation or other organization on which employment is conducted: Chuin-Li Investment Corp., 3F, No. 76, Sec 2, Tun-Hwa S. Rd, Taipei, Taiwan, R.O.C.

Name: H.J. Wu

Business Address: United Microelectronics Corporation, 13 Innovation Road I, Science-Based Industrial Park, Hsin-Chu City, Taiwan

Principal Occupation: President of UMC

Name, principal business and address of corporation or other organization on which employment is conducted: Chuin-Tsie Investment Corp., 3F, No. 76, Sec 2, Tun-Hwa S. Rd, Taipei, Taiwan, R.O.C.



Name: Mao-Chung Lin

Business Address: 1F, No. 89, Cheung-An W. Rd, Taipei, Taiwan, R.O.C.

Principal Occupation: President, Sunrox International Inc.

Name, principal business and address of corporation or other organization on which employment is conducted: Sunrox International Inc., 1F, No. 89, Cheung-An
W. Rd, Taipei, Taiwan, R.O.C.



Name:  Jack K.C. Wang

Business Address: 23F, No. 98, Sec 2, Tun-Hwa S. Rd, Taipei, Taiwan, R.O.C.

Principal Occupation:  Chairman

Name, principal business and address of corporation or other organization on which employment is conducted: Sen Dah Investment Inc., 23F, No. 98, Sec 2, Tun-Hwa S. Rd, Taipei, Taiwan, R.O.C.



Name:  C. Y. Huang

Business Address: 14F, Sec. 1, Kee-Lung Rd., Taipei, Taiwan, R.O.C.

Principal Occupation:  Chief Representative

Name, principal business and address of corporation or other organization on which employment is conducted: Diawa Institute of Research Ltd., 14F, Sec. 1, Kee-Lung Rd., Taipei, Taiwan, R.O.C.

           EXECUTIVE OFFICERS OF UNITED MICROELECTRONICS CORPORATION

The following is a list of all executive officers of United Microelectronics Corporation, excluding executive officers who are also directors. All executive officers are citizens of the Republic of China.

POSITION     NAME                                ADDRESS
--------     ----                                -------
Vice         Andy Chang                          13 Innovation Road I,
President                                        Science-Based Industrial Park,
of Sales                                         Hsin-Chu City, Taiwan
and
Marketing


Chief        Chia-Tsung Stan Hung                3F, No. 76, Sec 2, Tun-Hwa S. Rd.,
Financial                                        Taipei, Taiwan, R.O.C.
Officer

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:    October 25, 1999
         ----------------



Signature:  /s/ Robert Tsao
            --------------------

Name/Title: Robert Tsao, Chairman    Unipac Optoelectronics Corp.